SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                  For the Period April 1, 2001 to June 30, 2001



                         SPECTRUM SIGNAL PROCESSING INC.
               (Translation of the Registrant's Name Into English)

          One Spectrum Court, 2700 Production Way, Suite 200, Burnaby,
                             B.C., Canada, V5A 4X1
                    (Address of Principal Corporate Offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F of Form 40-F:


                            Form 20-F _X_ Form 40-F___

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:


                                  Yes___ No _X_.

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

                         SPECTRUM SIGNAL PROCESSING INC.
                       FOR THE QUARTER ENDED JUNE 30, 2001
                          PART I. FINANCIAL INFORMATION

         The Company hereby incorporates by reference the contents of this Report on Form 6-K into its registration statement on Form F-3 (File No. 333-58115).

Item 1.  Financial Statements

SPECTRUM SIGNAL PROCESSING INC.
CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of United States dollars, except share amounts)
Prepared in accordance with United States generally accepted accounting principles


                                                                  December 31,     June 30,
ASSETS                                                                2000           2001
----------------------------------------------------------------------------------------------
                                                                   (Audited)      (Unaudited)
Current assets
    Cash and cash equivalents                                         $  2,538       $  1,851
    Accounts receivable                                                  7,598          5,642
    Inventories                                                          3,140          2,823
    Prepaid expenses                                                       148            196
----------------------------------------------------------------------------------------------
                                                                        13,424         10,512

Property and equipment                                                   3,030          3,130
Other assets                                                             2,005              -
----------------------------------------------------------------------------------------------
                                                                     $  18,459      $  13,642
==============================================================================================


LIABILITIES AND STOCKHOLDERS' EQUITY
----------------------------------------------------------------------------------------------

Current liabilities
    Accounts payable                                                  $  3,808       $  3,167
    Accrued liabilities                                                  1,924          1,501
----------------------------------------------------------------------------------------------
                                                                         5,732          4,668

Stockholders' equity
Share capital
    Authorized: 50,000,000 common shares, no par value
    Issued: 12,547,285 (2000 - 12,373,168)
    Outstanding: 12,313,985 (2000 - 12,139,868)                         21,125         21,307

Additional paid-in capital                                                 216            227
Warrants                                                                   423            412

Treasury stock, at cost, 233,300 shares (2000 - 233,300)               (1,232)         (1,232)

Deficit
                                                                       (6,181)         (9,982)

Accumulated other comprehensive income                                 (1,624)         (1,758)
    Cumulative translation adjustments
----------------------------------------------------------------------------------------------
                                                                        12,727          8,974
----------------------------------------------------------------------------------------------
                                                                     $  18,459      $  13,642
==============================================================================================

See accompanying notes to consolidated financial statements


SPECTRUM SIGNAL PROCESSING INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Expressed in thousands of United States dollars, except per share amounts)
Prepared in accordance with United States generally accepted accounting principles


                                                                Three months ended            Six months ended
                                                                     June  30,                   June 30,
                                                                2000           2001          2000           2001
---------------------------------------------------------------------------------------------------------------------
                                                             (Unaudited)   (Unaudited)    (Unaudited)    (Unaudited)

Sales                                                           $  7,311       $  5,491     $  11,472      $  10,499
Cost of sales                                                      2,904          2,276         4,574          4,250
---------------------------------------------------------------------------------------------------------------------
                                                                   4,407          3,215         6,898          6,249

Expenses
    Administrative                                                 1,137          1,276         2,393          2,482
    Sales and marketing                                            1,597          1,107         2,914          2,312
    Research and development                                       1,816          1,339         3,309          2,928
    Amortization                                                     347            434           713            858
    Write-down of other assets                                         -          1,468             -          1,468
---------------------------------------------------------------------------------------------------------------------
                                                                   4,897          5,624         9,329         10,048
---------------------------------------------------------------------------------------------------------------------
Loss from operations                                               (490)        (2,409)       (2,431)        (3,799)

Other
    Interest expense and bank charges                                 13              1            14             23
    Other income                                                     (5)            (6)          (13)           (31)
---------------------------------------------------------------------------------------------------------------------
                                                                       8            (5)             1            (8)


Loss before income taxes                                           (498)        (2,404)       (2,432)        (3,791)

Income tax expense (recovery)
    Current                                                          117              4          (62)             10
    Deferred                                                        (55)              -          (55)              -
---------------------------------------------------------------------------------------------------------------------
                                                                      62              4         (117)             10

---------------------------------------------------------------------------------------------------------------------
Net loss                                                           (560)        (2,408)       (2,315)        (3,801)
---------------------------------------------------------------------------------------------------------------------

Deficit, beginning of period                                  $  (4,268)      $ (7,574)      $(2,513)      $ (6,181)

---------------------------------------------------------------------------------------------------------------------
Deficit, end of period                                        $  (4,828)      $ (9,982)      $(4,828)      $ (9,982)
=====================================================================================================================
Loss per share, basic and diluted                             $  (0.05)         (0.20)         (0.23)         (0.31)

Weighted average shares, basic and diluted (in thousands)         10,285         12,296        10,241         12,263
=====================================================================================================================


See accompanying notes to consolidated financial statements.



SPECTRUM SIGNAL PROCESSING INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Expressed in thousands of United States dollars)
Prepared in accordance with United States generally accepted accounting principles

                                                                Three months ended            Six months ended
                                                                     June  30,                   June 30,
                                                               2000          2001          2000           2001
-------------------------------------------------------------------------------------------------------------------
                                                           (Unaudited)   (Unaudited)    (Unaudited)   (Unaudited)

Net loss                                                      $   (560)    $  (2,408)     $  (2,315)    $  (3,801)

Other comprehensive loss
    Foreign currency translation                                  (147)           222          (207)         (134)
-------------------------------------------------------------------------------------------------------------------
Comprehensive Loss                                            $   (707)    $  (2,186)     $  (2,522)    $  (3,935)
===================================================================================================================

See accompanying notes to consolidated financial statements.



SPECTRUM SIGNAL PROCESSING INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States dollars)
Prepared in accordance with United States generally accepted accounting principles
----------------------------------------------------------------------------------

                                                                Three months ended            Six months ended
                                                                     June  30,                   June 30,
                                                               2000          2001          2000           2001
-------------------------------------------------------------------------------------------------------------------
                                                           (Unaudited)   (Unaudited)    (Unaudited)   (Unaudited)
Cash flows from operating activities
     Net loss from operations                                 $   (560)    $  (2,408)     $  (2,315)    $  (3,801)
     Adjustments to reconcile net loss to net cash
       provided by operating activities
         Amortization                                               549           434          1,119           858
         Write-down of other assets                                   -         1,468              -         1,468
         Deferred income taxes                                     (42)             -           (39)             -
         Changes in operating assets and liabilities
                Accounts receivable                             (3,400)         (251)          (460)         1,842
                Inventories                                          69           458        (1,080)           276
                Prepaid expenses                                      1          (76)          (109)          (49)
                Accounts payable                                   (82)         (186)          (701)         (588)
                Accrued liabilities                                 377            31            541         (395)
-------------------------------------------------------------------------------------------------------------------
Net cash used for operating activities                          (3,088)         (530)        (3,044)         (389)
-------------------------------------------------------------------------------------------------------------------
 Cash flows from investing activities
     Purchase of property and equipment                           (315)         (213)          (637)         (502)
-------------------------------------------------------------------------------------------------------------------
Net cash used for investing activities                            (315)         (213)          (637)         (502)
-------------------------------------------------------------------------------------------------------------------
 Cash flows from financing activities
     Increase in bank indebtedness                                1,997             -          1,997             -
     Issue of shares from share options                              56             2            444           148
     Issue of shares from Employee Share Purchase Plan               74            34             74            34
     Repayment of long-term debt                                   (72)             -           (72)             -
-------------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                        2,055            36          2,443           182
-------------------------------------------------------------------------------------------------------------------
Effect of foreign currency exchange rates on cash and
cash equivalents                                                     29         (102)             24            22
-------------------------------------------------------------------------------------------------------------------
Net decrease in cash and cash equivalents during the
period                                                          (1,319)         (809)        (1,214)         (687)
Cash and cash equivalents, beginning of period                    1,527         2,660          1,422         2,538
-------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                        $   208      $  1,851        $   208      $  1,851
===================================================================================================================
See accompanying notes to consolidated financial statements.
See supplementary information (note 3)

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2001
(Expressed in thousands of United States dollars)
Prepared in accordance with United States generally accepted accounting principles.
-----------------------------------------------------------------------------------

1.   Basis of preparation

     The accompanying financial information does not include all disclosures required under generally accepted accounting principles for annual financial statements. The accompanying financial information reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods. The consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in our fiscal 2000 Annual Report.

2.   Significant accounting policies

     The financial statements have been prepared in accordance with accounting principles generally accepted in the United States using the same accounting policies and methods of application as those disclosed in note 1 to the Company's financial statements for the year ended December 31, 2000, except for the valuation of derivatives. The Company adopted SFAS No. 133, "Accounting for Derivative Instruments and for Hedging Activities," in the first quarter of fiscal 2001. SFAS No. 133, as amended, requires the Company to recognize derivatives on the balance sheet at fair value. The gains or losses resulting from changes in the fair value of derivative instruments will either be recognized in current earnings or in other comprehensive income, depending on the use of the derivative and whether the hedging instrument is effective or ineffective when hedging changes in fair value. For a derivative not designated as a hedging instrument, the gain or loss is recognized in earnings in the period of change of value. The adoption of SFAS No. 133, as amended, by the Company during the first quarter of fiscal 2001 did not have a material impact on its consolidated financial position, results of operations, or cash flows.

3.   Supplementary information

                                        -----------------------------      ----------------------------
                                         Three months ended June 30         Six months ended June 30
                                        -----------------------------      ----------------------------
                                            2000           2001                2000          2001
                                        -----------------------------      ----------------------------

     Cash received for interest          $     3        $     6               $     8       $    28

     Cash paid for:
          Interest
                                              14              1                    14             2
          Income taxes
                                               7              2                    73            21

     Non-cash financing activities:
          Broker warrants expired              -             11                     -            11


4.   Goodwill write-down

     In the quarter ended June 30, 2001, the Company recorded a goodwill write-off of $1,468,000 representing the remaining net book value of the goodwill recorded in connection with the acquisition of the net assets of Alex Computer Systems Inc. in March 1998. Management concluded that a permanent impairment in the value of this asset had occurred based on an analysis of the projected future undiscounted and discounted cash flows related to this asset. The write-down of goodwill was recorded in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of."



Item 2.  Management Discussion and Analysis

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     The following discussion and analysis should be read in conjunction with the Company's financial statements and the notes thereto included elsewhere in this Quarterly Report.

General

     The Company was incorporated in 1987 under the laws of British Columbia. The Company provides high performance signal processing hardware and software systems for the wireless and Voice over Packet communications infrastructure markets. The Company's proprietary hardware and software systems can process massive amounts of voice and data signals simultaneously and are designed for use in communications gateways, cellular base stations, satellite ground stations and government wireless systems.

     The Company devotes significant resources toward research and product development activities. The Company sometimes enters into agreements with its Original Equipment Manufacturer, or OEM, customers and others under which the Company receives development contract fees in connection with the development of products in anticipation of production and uses these fees to fund the related product development. Development contract fees are recognized as revenue upon the achievement of predetermined development milestones, which also typically coincide with invoicing and payments. Costs associated with development contract fees are included in cost of goods sold. The timing and amount of development contract fees and the relative mix between products sold has affected and will continue to affect period-to-period comparisons of gross profit and income from operations.

The Company publishes its financial statements in United States dollars ("US$") and prepares all such statements in accordance with United States generally accepted accounting principles.

Results of Operations

                                                Three months ended June 30,                Six months ended June 30,
                                                 2000                 2001                 2000                 2001
--------------------------------------------------------------------------------------------------------------------------
Sales                                               100.0%               100.0%               100.0%               100.0%
Cost of sales                                        39.7%                41.4%                39.9%                40.5%
--------------------------------------------------------------------------------------------------------------------------

Gross profit                                         60.3%                58.6%                60.1%                59.5%

Expenses
    Administrative                                   15.6%                23.2%                20.9%                23.6%
    Sales and marketing                              21.8%                20.2%                25.4%                22.0%
    Research and development                         24.8%                24.4%                28.8%                27.9%
    Amortization                                      4.7%                 7.9%                 6.2%                 8.2%
    Write-down of other assets                        0.0%                26.7%                 0.0%                14.0%
--------------------------------------------------------------------------------------------------------------------------
                                                     67.0%               102.4%                81.3%                95.7%
--------------------------------------------------------------------------------------------------------------------------

Earnings (loss) from operations                      -6.7%               -43.8%               -21.2%               -36.2%

Other
    Interest income (expense) and bank charges        0.2%                 0.0%                 0.1%                 0.2%
    Other income (expense)                           -0.1%                -0.1%                -0.1%                -0.3%
--------------------------------------------------------------------------------------------------------------------------

Earnings (loss) before income taxes                  -6.8%               -43.8%               -21.2%               -36.1%

Income tax expense (recovery)                         0.8%                 0.1%                -1.0%                 0.1%
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
Net earnings (loss) for the period                   -7.7%               -43.9%               -20.2%               -36.2%
--------------------------------------------------------------------------------------------------------------------------

Three months ended June 30, 2001 compared to the three months ended June 30,
2000


         Sales. Sales for the quarter ended June 30, 2001 were $5,491,000, a decrease of $1,820,000, or 24.9%, relative to sales in the quarter ended June 30, 2000. Included in the 2001 second quarter revenues were sales of the Company's internally developed Texas Instruments-based products of $3,451,000 or 62.8% of sales for the quarter, compared to $3,355,000, or 45.9% of sales for the second quarter of 2000. Also included were revenues from the Company's Analog Devices-based products of $1,562,000, or 28.5% of sales, compared to $1,813,000, or 24.8% of sales for the second quarter of 2000. The 2001 second quarter sales also included development contract fees of $48,000, or 0.9% of sales for the quarter, compared to development contract fees of $225,000, or 3.1% of sales for the second quarter of 2000. The decrease in the Company's sales for the second quarter of 2001 compared to sales for the second quarter of 2000 was attributable to a general slowdown in orders affecting the entire telecommunications market, manufacturing related delays on new product releases, technical issues related to third party components, and ordinary course fluctuations in the timing and value of orders. Such manufacturing and technical issues which contributed to the Company's reduced sales have been resolved. Texas Instruments-based sales are increasing as a percentage of overall sales in conjunction with the Company's strategic focus on communication's markets and wireless applications.

         Gross Profit. Gross profit decreased to $3,215,000 for the second quarter of 2001 from $4,407,000 for the second quarter of 2000, a decrease of 27.0%. Gross margin (profit as a percentage of sales) decreased slightly to 58.6% for the second quarter of 2001 from 60.3% for the second quarter of 2000. The Company's historical gross margin has varied by quarter due to volume-related efficiencies, changes in product and customer mix, amortization of deferred software and related development costs, and provisions for manufacturing scrap and obsolescence.

         Administrative, Sales and Marketing. Administrative, sales and marketing, or AS&M, expenses consist primarily of salaries, sales commissions and benefits related to the Company's sales, marketing and administrative personnel and independent sales representatives. AS&M expenses for the second quarter of 2001 were $2,383,000, or 43.4% of sales for the period, compared to $2,734,000, or 37.4% of sales for the second quarter of 2000. AS&M expenses were lower for the second quarter of 2001 due to reduced third party sales commissions and reduced sales and marketing compensation expenses. As a percentage of sales, AS&M expenses increased in the second quarter of 2001 due to lower sales for the quarter without a commensurate decrease in AS&M expenses.

         Amortization. Amortization consists of the depreciation of the Company's fixed assets and amortization of goodwill and other intangibles. Amortization expense for the second quarter of 2001 was $434,000, an increase of $87,000, or 25.1% over the second quarter of 2000. The increase in amortization expense reflects the Company's accelerated amortization of goodwill and other intangibles acquired pursuant to the Company's acquisition of the net assets of Alex Computer Systems in the first quarter of 1998.

         Write-down of Other Assets. In the second quarter of 2001, the Company recorded a goodwill write-off of $1,468,000, representing the remaining net book value of the goodwill recorded in connection with the acquisition of the net assets of Alex Computer Systems Inc. in March 1998. Management concluded that a permanent impairment in the value of this asset had occurred based on an analysis of the projected future undiscounted and discounted cash flows related to this asset.

         Research and Development. Research and development expenses consist primarily of salaries, related personnel benefits, engineering service costs relating to development contract fees and direct overhead costs. R&D expenses were $1,339,000 for the second quarter of 2001, or 24.4% of sales for the quarter, compared to $1,816,000, or 24.8% of sales for the second quarter of 2000. The expenses in the second quarter of 2001 consisted primarily of costs associated with new product developments undertaken by the Company. The decrease in R&D expenditures resulted primarily from increased funding to the Company under its agreement with Technology Partnerships Canada, or TPC, as described below in the Financial Condition section of this report. Although the Company's overall R&D spending has increased, due primarily to increased compensation expenses, the Company's reported R&D expenses decreased since funding under the TPC agreement is treated as an expense offset.

         Income Taxes. The Company's income tax expense for the second quarter of 2001 was $4,000 compared to an income tax expense of $62,000 for the second quarter of 2000.

         Net Loss. The Company had a net loss for the second quarter of 2001 of $2,408,000, compared to a net loss of $560,000 for the second quarter of 2000. The Company's loss per share (basic) for the second quarter of 2001 was $0.20, compared to a loss per share (basic) of $0.05 for the second quarter of 2000.


Results of operations for the six months ended June 30, 2001 compared to the six months ended June 30, 2000

         Sales. Sales in the six months ended June 30, 2001 were $10,499,000, a decrease of $973,000, or 8.5%, compared to sales for the six months ended June 30, 2000. Included in sales for the period were revenues from the Company's internally developed Texas Instruments-based products of $6,693,000, or 63.8% of sales for the period, compared to $5,200,000, or 45.3% of sales for the six months ended June 30, 2000. Also included were revenues from the Company's Analog Devices-based products of $2,605,000, or 24.8% of sales, compared to $3,127,000, or 27.3% of sales for the six months ended June 30, 2000. Sales for the six months ended June 30, 2001 also included development contract fees of $221,000, or 2.1% of sales for the period, compared to development contract fees of $272,000, or 2.4% of sales for the six months ended June 30, 2000. The decline in the Company's sales for the six months ended June 30, 2001 compared to sales for the six months ending June 30, 2000 was attributable to a general slowdown in orders affecting the entire telecommunications market, manufacturing related delays on new product releases, technical issues related to third party components, and ordinary course fluctuations in the timing and value of orders. Such manufacturing and technical issues which contributed to the Company's reduced sales have been resolved. Texas Instruments-based sales are increasing as a percentage of overall sales in conjunction with the Company's strategic focus on communication's markets and wireless applications.

         Gross Profit. Gross profit decreased to $6,249,000 for the six months ended June 30, 2001 from $6,898,000 for the six months ended June 30, 2000, a decrease of 9.4%. Gross margin (profit as a percentage of sales) decreased slightly to 59.5% for the six months ended June 30, 2001 from 60.1% for the six months ended June 30, 2000. The Company's historical gross margin has varied by quarter due to volume-related efficiencies, changes in product and customer mix, amortization of deferred software and related development costs.

         Administrative, Sales and Marketing. AS&M expenses for the six months ended June 30, 2001 were $4,794,000, or 45.6% of sales for the period, compared to $5,307,000, or 46.3% of sales for the six months ended June 30, 2000. AS&M expenses were lower for the six months ended June 30, 2001 due to reduced third party sales commissions, reduced sales and marketing compensation expenses and reduced discretionary marketing communications spending.

         Amortization. Amortization expense for the six months ended June 30, 2001 was $858,000, an increase of $145,000, or 20.3% over the six months ended June 30, 2000. The increase in amortization expense reflects the Company's accelerated amortization of goodwill and other intangibles acquired pursuant to the Company's acquisition of the net assets of Alex Computer Systems in the first quarter of 1998.

         Write-down of Other Assets. In the second quarter of 2001, the Company recorded a goodwill write-off of $1,468,000, representing the remaining net book value of the goodwill recorded in connection with the acquisition of the net assets of Alex Computer Systems Inc. in March 1998. Management concluded that a permanent impairment in the value of this asset had occurred based on an analysis of the projected future undiscounted and discounted cash flows related to this asset.

         Research and Development. R&D expenses were $2,928,000 for the six months ended June 30, 2001, or 27.9% of sales for the period, compared to $3,309,000, or 28.8% of sales for the six months ended June 30, 2000. The expenses in the first six months of 2001 consisted primarily of costs associated with new product developments undertaken by the Company. The decrease in R&D expenditures resulted primarily from increased funding to the Company under its agreement with Technology Partnerships Canada, or TPC, as described below in the Financial Condition section of this report. Although the Company's overall R&D spending has increased, due primarily to increased compensation expenses, the Company's reported R&D expenses decreased since funding under the TPC agreement is treated as an expense offset.

         Other Income(Expense). Other income(expense) consisting primarily of interest income on short-term deposits and interest expense on bank indebtedness, was an income of $8,000 for the six months ended June 30, 2001 compared to an expense of $1,000 for the six months ended June 30, 2000.

         Income Taxes. The Company's income tax expense for the six months ended June 30, 2001 was $10,000 compared to an income tax recovery of $117,000 for the six months ended June 30, 2000.

         Net Income(Loss). The Company had a net loss for the six months ended June 30, 2001 of $3,801,000, compared to a net loss of $2,315,000 for the six months ended June 30, 2000. The Company's loss per share (basic) for the six months ended June 30, 2001 was $0.31, compared to a loss per share (basic) of $0.23 for the six months ended June 30, 2000.


Financial Condition

         The Company historically has met its operating and capital requirements from cash flow from operations, from borrowings under its line of credit facility and from funds generated by sale of its equity securities.

         The Company has a credit facility with a Canadian Chartered Bank consisting of a Cdn$5,000,000 (approximately $3,290,000) operating line of credit. The Company's US dollar borrowing capacity under its Canadian dollar-denominated line of credit will vary period to period based on exchange rate fluctuations. Borrowings under the line of credit bear interest at the bank's US base rate plus 1/2%, unless the borrowings are denominated in Canadian dollars, in which case the rate of interest is the bank's prime rate plus 1/2%. Borrowings are due on demand and interest is due monthly. Borrowings may not exceed certain percentages of a specified borrowing base consisting of domestic and foreign accounts receivable. The agreement relating to the line of credit requires the Company to maintain certain financial ratios, including a current ratio of 1.50 to 1.00 and a debt to tangible net worth ratio of 1.25 to 1.00. The Company believes it is in compliance with the terms of the line of credit. Borrowings under the line of credit are secured by substantially all of the Company's current assets. The Company's net borrowings under the line of credit as of June 30, 2001 were negligible. The Company had no significant long-term debt at June 30, 2001.

         At June 30, 2001 and December 31, 2000, the Company's net cash surplus was $1,851,000 and $2,538,000, respectively. Net cash used for operating, financing and investing activities was $687,000 and $1,214,000 in the six months ended June 30, 2001 and June 30, 2000 respectively.

         The Company's net accounts receivable balance, at June 30, 2001 and December 31, 2000 was $5,642,000 and $7,598,000, respectively. The decrease in accounts receivable was attributable to a decrease in non-trade receivables, including amounts due from Technology Partnerships Canada described below, as well as reduced trade receivables due to reduced sales in the three months ended June 30, 2001 compared to the three months ended December 31, 2000. The Company's standard collection terms are net 30 days, subject to adjustment for certain customers.

         The Company made capital expenditures of $502,000 during the six months ended June 30, 2001 relating primarily to the purchase of computer equipment, furniture and fixtures, and leasehold improvements.

         Other than with respect to operating leases and the agreement with Technology Partnerships Canada described below, the Company does not have significant future expenditure commitments at June 30, 2001.

         In March 1999, the Company entered into an agreement with Technology Partnerships Canada, or TPC, an agency of the Canadian government, providing for an investment in the Company to finance approximately one-third of the Company's research and development costs to develop a new product line targeted to the telecommunications market. The agreement provides for a maximum commitment by TPC of $4,150,000 (Cdn$6,300,000) through 2002. The Company plans to use the funds to accelerate development of next-generation hardware and software systems that can be deployed in high-end commercial applications, such as telecommunications servers and wireless base stations. The investment is structured as a contingently repayable investment, with repayment beginning no earlier than 2001, if new products are developed and offered for sale by the Company, by way of a 2.5% royalty on the new products being financed by the investment. If the Company has not paid at least $7,510,000 (Cdn$11,400,000) in royalties to TPC by December 31, 2006, royalties shall continue to be due at a rate of 2.5% until an aggregate of $7,510,000 (Cdn$11,400,000) in royalties has been paid. The investment is also repayable immediately upon the occurrence of certain events of default, which include bankruptcy events. Otherwise, the Company is not required to repay the investment except by way of royalties, if any, on the products financed by the investment. TPC did not receive an equity participation in the Company as part of its investment.

         The Company believes that cash generated from operations and borrowings available under its line of credit facility, as well as funds received from TPC, will be sufficient to meet its working capital and capital expenditure requirements for at least the next twelve months. However, the Company may in the future require additional equity or debt financing to meet its working capital, property and equipment and acquisition requirements. There can be no assurance that additional financing will not be required sooner, or, if required, that it will be available on a timely basis or on terms satisfactory to the Company.


Inflation, Foreign Currency Fluctuations and Hedging

The Company believes that inflation and other changes in prices have not had a material effect on the Company. The Company intends to continue to sell the majority of its products in US dollars while incurring costs in varying proportions in Canadian dollars, US dollars and other currencies. Thus, the Company's operations are susceptible to fluctuations in currency exchange rates. In addition, if the Canadian dollar rises relative to the US dollar, the Company's reported operating expenses and net income may be materially and adversely affected. Since 1995, the Company has, from time to time, entered into currency derivative contracts to attempt to reduce a portion of its exposure to foreign exchange rate fluctuations. These contracts typically do not have terms exceeding one year when entered into. The market price of these contracts generally approaches the spot exchange rates as the contracts approach the expiration of their term. The maximum amount the Company has hedged under these contracts at any one time is Cdn$8,000,000. While the Company does attempt to mitigate some of the risks of exchange rate fluctuations between the US dollar and the Canadian dollar by denominating many of its payment obligations in US dollars and, to a lesser extent, through its use of exchange-traded or over-the-counter contracts, there can be no assurance that these strategies will substantially reduce the potential adverse effect of exchange rate fluctuations on the Company's business, financial condition or results of operations.

PART II.  OTHER INFORMATION

Item 1.           Legal Proceedings

None


Item 2.  Changes in Securities

None


Item 3.  Defaults upon Senior Securities

Not Applicable


Item 4.  Submission of Matters to a Vote of Security Holders

         The Annual Meeting of Stockholders of Spectrum Signal Processing, Inc. was held on May 17, 2001 for the purposes of (1) electing directors of the Company, (2) approving the Company's auditors remuneration, (3) approving the number of directors, and (4) ratifying the appointment of KPMG, LLP as the Company's independent auditors for the 2001 fiscal year.

         All nominees for directors were elected; all other matters were approved. The voting on each matter is set forth below:

         (1)  Election of the Directors of the Company.

       Nominee:             In Favor         Against         Withheld         Abstain         Not Voted

Ken Spencer                8,010,996         176,731            700            89,197             0
Irving Ebert               8,120,616          61,911             0             95,097             0
Samuel Znaimer             8,015,071         181,056            700            80,797             0
Pascal Spothelfer          8,138,841          63,986            700            74,097             0
Matthew Mohebbi            8,127,116          69,711             0             80,797             0
Andrew Harries             8,108,541          74,286             0             94,797             0


         (2)  Proposal to authorize the Directors of the Company to set the remuneration to be paid to the auditor.

                         In Favor        Against           Withheld        Abstain          Not Voted
                         8,102,346       48,147            0               125,131          0

         (3)  Proposal to approve the number of Directors at six.

                         In Favor        Against           Withheld        Abstain          Not Voted
                         8,162,096       47,507            0               68,021           0

         (4) Proposal to ratify the appointment of KPMG, LLP as the Company's independent auditor for the 2001 fiscal year.

                         In Favor        Against             Withheld       Abstain         Not Voted
                         8,188,648       20,855              0              68,121          0

Item 5.  Other Information

Not Applicable

Item 6.  Exhibits and Reports

None

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                             Spectrum Signal Processing Inc.

  Date:   August 10, 2001    By:   /s/ Martin C. McConnell
                                   -----------------------------------
                                   Name:    Martin C. McConnell
                                   Title:   Vice President of Finance, Chief
                                            Financial Officer and Secretary